EXHIBIT 12.1

THE HERSHEY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Years Ended December 31, 2009, 2008, 2007, 2006 and 2005

(in thousands of dollars except for ratios)

(Unaudited)

	2009		2008		2007		2006		2005
Earnings:
Income from continuing operations before income taxes	$671,131	(a)	$492,022	(b)	$340,242	(c)	$876,502	(d)	$765,637	(e)
Add (Deduct):
Interest on indebtedness	91,336		99,678		121,066		117,738		89,485
Portion of rents representative of the interest factor (f)	8,294		9,372		8,147		7,647		8,244
Amortization of debt expense	970		922		756		574		463
Amortization of capitalized interest	1,354		1,637		2,392		2,850		3,068
Adjustment to exclude minority interest and income or loss from equity investee	(5,614)		(3,465)		(503)		—		—

Earnings as adjusted	$767,471		$600,166		$472,100		$1,005,311		$866,897

Fixed Charges:
Interest on indebtedness	$91,336		$99,678		$121,066		$117,738		$89,485
Portion of rents representative of the interest factor (f)	8,294		9,372		8,147		7,647		8,244
Amortization of debt expense	970		922		756		574		463
Capitalized interest	2,640		5,779		2,770		77		3

Total fixed charges	$103,240		$115,751		$132,739		$126,036		$98,195

Ratio of earnings to fixed charges	7.43		5.18		3.56		7.98		8.83

NOTES:

(a)	Includes total business realignment and impairment charges of $99.1 million before tax.
(b)	Includes total business realignment and impairment charges of $180.7 million before tax.
(c)	Includes total business realignment and impairment charges of $412.6 million before tax.
(d)	Includes total business realignment and impairment charges of $11.6 million before tax.
(e)	Includes total business realignment and impairment charges of $119.0 million before tax.
(f)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.